Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

October 31, 2017

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated June 30, 2017 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated June 30, 2017 contained in the Company’s Registration Statement (No. 333-218604-02) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
Capped GEARS	October 26, 2017	A175
Accelerated Return Equity Securities (ARES®) due January 31, 2019	October 26, 2017	A177
10.00% per annum Contingent Coupon Autocallable Reverse Convertible Securities due January 31, 2019	October 27, 2017	F470
11.66% per annum Autocallable Reverse Convertible Securities due October 31, 2018	October 27, 2017	F473
15% per annum (7.50% for the term of the securities) Autocallable Reverse Convertible Securities due April 30, 2018	October 27, 2017	F474
11.90% per annum Autocallable Reverse Convertible Securities due October 31, 2018	October 27, 2017	F475
Market-Linked Notes	October 26, 2017	G117
Buffered Accelerated Return Equity Securities due November 29, 2018	October 26, 2017	K894

Buffered Accelerated Return Equity Securities due October 31, 2019	October 26, 2017	K898
Digital Buffered Notes due April 29, 2021	October 26, 2017	K899
Digital Buffered S&P 500® Index-Linked Medium-Term Notes due 2019	October 24, 2017	K908
Absolute Return Digital Barrier Securities due October 31, 2022	October 26, 2017	T1119
Accelerated Barrier Notes due October 31, 2022	October 26, 2017	T1121
Autocallable Securities due October 31, 2020	October 26, 2017	T1131
Autocallable Securities due October 30, 2020	October 27, 2017	T1133
9.50% per annum Contingent Coupon Autocallable Yield Notes due April 30, 2020	October 26, 2017	U2309
8.50% per annum Contingent Coupon Autocallable Yield Notes due January 31, 2019	October 26, 2017	U2311
7.00% per annum Contingent Coupon Autocallable Yield Notes due January 31, 2019	October 26, 2017	U2313

5.50% per annum Contingent Coupon Autocallable Yield Notes due April 30, 2019	October 26, 2017	U2317
5.25% per annum Contingent Coupon Callable Yield Notes due October 31, 2022	October 26, 2017	U2319
8.20% per annum Contingent Coupon Autocallable Yield Notes due October 30, 2020	October 26, 2017	U2332
6.00% per annum Contingent Coupon Autocallable Yield Notes due April 30, 2019	October 26, 2017	U2333
10.00% per annum Contingent Coupon Autocallable Yield Notes due April 30, 2019	October 26, 2017	U2334
6.00% per annum Callable Contingent Coupon Buffered Securities due October 31, 2022	October 26, 2017	U2337
5.25% Callable Daily Range Accrual Securities due October 31, 2022	October 26, 2017	U2338
9.00% per annum Contingent Coupon Callable Yield Notes due October 29, 2027	October 26, 2017	U2339
7.00% per annum Contingent Coupon Autocallable Yield Notes due October 31, 2022	October 26, 2017	U2340

7.00% per annum Contingent Coupon Callable Yield Notes due October 31, 2027	October 26, 2017	U2341
7.50% per annum Contingent Coupon Callable Yield Notes due October 29, 2027	October 26, 2017	U2342
Airbag Autocallable Yield Notes	October 27, 2017	U2379ABC
Trigger Callable Contingent Yield Notes (daily coupon observation)	October 26, 2017	U2382